Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on December 4, 2020.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission.
All information herein remains strictly confidential.
File No.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
SWI SpinCo, LLC
(Exact name of registrant as specified in its charter)

Delaware	85-4069861
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

7171 Southwest Parkway Building 400 Austin, Texas	78735
(Address of principal executive offices)	(Zip code)
Registrant’s telephone number, including area code: (512) 682.9300
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.001 per share
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
EXPLANATORY NOTE
We are omitting our financial statements for the year ended December 31, 2017 and for each of the nine months ended September 30, 2019 and 2020 because they relate to historical periods that we believe will not be required to be included in the registration statement at the time of the initial public filing of the registration statement. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment, at least 15 days prior to the anticipated effective date of the registration statement for its listing on a national securities exchange.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
SWI SpinCo, LLC
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement of SWI SpinCo, LLC ("SWI SpinCo") filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof, unless such information is specifically incorporated by reference.
Item 1. Business.
The information required by this item is contained under the sections of the information statement entitled “Summary,” “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Party Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A. Risk Factors.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Those sections are incorporated herein by reference.
Item 2. Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Selected Combined Financial Data,” “Capitalization,” “Summary Historical Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Those sections are incorporated herein by reference.
Item 3. Properties.
The information required by this item is contained under the section of the information statement entitled “Business—Facilities.” That section is incorporated herein by reference.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5. Directors and Executive Officers.
The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.
Item 6. Executive Compensation.
The information required by this item is contained under the section of the information statement entitled “Executive Compensation.” That section is incorporated herein by reference.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
Item 7. Certain Relationships and Related Transactions, and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Certain Relationships and Related Party Transactions.” Those sections are incorporated herein by reference.
Item 8. Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Dividend Policy,” “Capitalization,” “The Separation and Distribution” and “Description of Capital Stock.” Those sections are incorporated herein by reference.
Item 10. Recent Sales of Unregistered Securities.
The information required by this item is contained under the section of the information statement entitled “Description of Capital Stock—Sale of Unregistered Securities.” That section is incorporated herein by reference.
Item 11. Description of Registrant’s Securities to Be Registered.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Dividend Policy,” “The Separation and Distribution” and “Description of Capital Stock.” Those sections are incorporated herein by reference.
Item 12. Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Executive Compensation—Limitations of Liability; Indemnification of Directors and Officers.” That section is incorporated herein by reference.
Item 13. Financial Statements and Supplementary Data.
The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15. Financial Statements and Exhibits.
(a)Financial Statements and Schedule
The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements referenced therein. That section is incorporated herein by reference.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
(b)Exhibits
See below.
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

2.1	Form of Separation and Distribution Agreement by and between SolarWinds Corporation and SWI SpinCo*

3.1	Form of Certificate of Incorporation of SWI SpinCo*

3.2	Form of Bylaws of SWI SpinCo*

10.1	Form of Transition Services Agreement by and between SolarWinds Corporation and SWI SpinCo*

10.2	Form of Employee Matters Agreement by and between SolarWinds Corporation and SWI SpinCo*

10.3	Form of Tax Matters Agreement by and between SolarWinds Corporation and SWI SpinCo*

10.4	Form of Intellectual Property Matters Agreement by and between SolarWinds Corporation and SWI SpinCo*

10.5	Form of Indemnification Agreement*

10.6	SWI SpinCo 2021 Equity Incentive Plan and forms of agreement thereunder*

10.7	SWI SpinCo 2021 Employee Stock Purchase Plan*

10.8	Form of SWI SpinCo Bonus Plan*

21.1	Subsidiaries of SWI SpinCo*

99.1	Information Statement of SWI SpinCo, preliminary and subject to completion, dated December 4, 2020
_______________
*To be filed by amendment.

Confidential Treatment Requested
Pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SWI SpinCo, LLC

By:
Name:
Title:
Date:                           , 2021